November 16, 2009
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Compellent Technologies, Inc. Form S-3 Registration Statement (File No. 333-162633)
Ladies and Gentlemen:
Compellent Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 2:00 p.m. Eastern Time on November 17, 2009 or as soon thereafter as is practicable.
The undersigned registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Compellent Technologies, Inc.

By:	/s/ Philip E. Soran

Philip E. Soran
President and Chief Executive Officer

cc:	John R. Judd, Chief Financial Officer
Mark P. Tanoury, Esq., Cooley Godward Kronish LLP
John T. McKenna, Esq., Cooley Godward Kronish LLP
Nicole C. Brookshire, Esq., Cooley Godward Kronish LLP
Daniel E. O’Connor, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP